SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            STARSIGHT TELECAST, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   85568E 10 4
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                November 20, 1995
             (Date of Event which Requires Filing of this Statement)

                 -----------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is being paid with this statement / /.

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SPELLING ENTERTAINMENT INC.
---------------------------------------------------------------------------
                I.R.S. Identification No. 95-4181647
---------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)----------------------------------------------------------------
/  /    (b)----------------------------------------------------------------
---------------------------------------------------------------------------

(3)     SEC Use Only-------------------------------------------------------
---------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)--------------------------------
---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).--------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                              -----------------------------
---------------------------------------------------------------------------

---------
 Number of      (7)  Sole Voting Power-------------------------------------
 Shares
Beneficially
Owned by        (8)  Shared Voting Power        1,124,176
Each                                     ----------------------------------
Reporting       (9)  Sole Dispositive Power--------------------------------
Person         (10)  Shared Dispositive Power      1,124,176
 With                                          ----------------------------
---------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                1,124,176
        -------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)--------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)    5.1%
                                                        -------------------

(14) Type of Reporting Person (See Instructions)   CO
                                                 --------------------------

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                PVI TRANSMISSION INC.
---------------------------------------------------------------------------
                I.R.S. Identification No. 13-3740642
---------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)

/ /    (a)-----------------------------------------------------------------
/ /    (b)-----------------------------------------------------------------
---------------------------------------------------------------------------


(3)    SEC Use Only--------------------------------------------------------
---------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)       WC
                                             ------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).--------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             ------------------------------
---------------------------------------------------------------------------

---------
 Number of      (7) Sole Voting Power--------------------------------------
   Shares
Beneficially    (8) Shared Voting Power        4,776,484
  Owned by                              -----------------------------------
   Each         (9) Sole Dispositive Power---------------------------------
Reporting
  Person      (10)  Shared Dispositive Power      4,539,147
   With                                      ------------------------------
 --------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                4,776,484
     ----------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)--------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   21.8%
                                                        -------------------
(14) Type of Reporting Person (See Instructions)   CO
                                                 --------------------------

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SUMNER M. REDSTONE
---------------------------------------------------------------------------
                S.S. No. ###-##-####
---------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of Group (See Instructions)

/ /   (a)------------------------------------------------------------------
/ /   (b)------------------------------------------------------------------
---------------------------------------------------------------------------

(3)   SEC Use Only---------------------------------------------------------
---------------------------------------------------------------------------

(4)   Sources of Funds (See Instructions)----------------------------------
---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).--------------------------------------------------------------

(6)   Citizenship or Place of Organization    United States
                                            -------------------------------
----------
 Number of      (7) Sole Voting Power            36,500
   Shares                               -----------------------------------
Beneficially    (8) Shared Voting Power       5,900,660
 Owned by                                ----------------------------------
  Each          (9) Sole Dispositive Power            36,500
Reporting                                    ------------------------------
  Person       (10) Shared Dispositive Power      5,663,323
   With                                      ------------------------------
----------
----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                5,900,660
---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)--------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   27%
                                                       --------------------

(14) Type of Reporting Person (See Instructions)   IN
                                                  -------------------------

     This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 16, 1993 by Sumner M. Redstone and Viacom International Inc., as amended by Amendment No. 1 filed with the Commission on December 5, 1994 by Spelling Entertainment Inc. ("Spelling"), PVI Transmission Inc. ("PVI") and Sumner M. Redstone, and as further amended by Amendment No. 2 filed with the Commission on May 1, 1995 by Spelling, PVI and Sumner M. Redstone (as amended, the "13D Statement"), with respect to the shares of common stock, no par value (the "Common Stock"), of StarSight Telecast, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 39650 Liberty Street, Fremont, California 94538.

     Capitalized terms used but not defined herein have the meanings assigned to such terms in the 13D Statement.

Item 2. Identity and Background.
        -----------------------

     Item 2 of the 13D  Statement  is  hereby  amended  to  reflect  changes  in
Schedule II attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of the 13D Statement is hereby amended and supplemented as follows:

     PVI purchased 478,366 shares of Common Stock at a purchase price of $7.50 per share for an aggregate purchase price of $3,587,745.00. The source of funds was PVI's general working capital.

Item 4. Purpose of the Transaction.
        --------------------------

     Item 4 of the 13D Statement is hereby amended and supplemented as follows:

     On November 20, 1995, PVI and the Issuer executed (i) a Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, pursuant to which PVI acquired 478,366 shares of Common Stock, and (ii) Amendment No. Two to the Corporate Partnership Agreement, a copy of which is attach hereto as Exhibit
99.2. The acquisition of the shares of Common Stock described herein is for investment purposes.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Item 5 of the 13D Statement is hereby amended and supplemented as follows:

     PVI beneficially owns 4,776,484 shares of Common Stock, which represent approximately 21.8% of the shares of Common Stock outstanding. Such shares of Common Stock consist of:

          4,475,814 shares of Common Stock held directly by PVI over which PVI has shared voting and dispositive power with Mr. Sumner M. Redstone as previously disclosed in the 13D Statement;

          237,337 shares of Common Stock held by [certain] employees of PVI and PVI affiliates over which PVI has the power to direct the vote (but not the right to direct the disposition) pursuant to Shareholder Agreements previously filed as exhibits to the 13D Statement; and

          63,333 shares of Common Stock subject to options exercisable within 60 days of the date of this Amendment to the 13D Statement which are held for the benefit of PVI. These options do not entitle PVI to vote on any matter submitted to a vote of Issuer's shareholders.



     Sumner M. Redstone, as the controlling stockholder of National Amusements, Inc. ("NAI"), of which PVI is a wholly owned subsidiary, is the beneficial owner of PVI's shares of Common Stock as is NAI. Additionally, NAI is the controlling shareholder of Viacom Inc., which indirectly o approximately 78% of Spelling Entertainment Inc., and, therefore, Sumner M. Redstone and NAI each may be deemed the beneficial owner of 1,124,176 shares of Common Stock owned by Spelling Entertainment Inc. Sumner M. Redstone also owns 36,500 shares of Common Stock directly. The aggregate beneficial ownership of Sumner M. Redstone is approximately 27%.


Item 7. Material to Be Filed as Exhibits.
        --------------------------------

99.1 Purchase Agreement dated November 20, 1995 between StarSight Telecast, Inc. and PVI Transmission Inc.

99.2 Amendment No. Two, dated November 20, 1995, to the Corporate Partnership Agreement dated September 12, 1991.

99.3            Agreement among Spelling Entertainment Inc., PVI
                Transmission Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 11, 1995                         SPELLING ENTERTAINMENT INC.


                                           By  /s/  Thomas P. Carson
                                              -----------------------------
                                               Name:  Thomas P. Carson
                                               Title: Executive Vice President




                                          PVI TRANSMISSION INC.


                                           By:  /s/ Mark Rosenthal
                                               ----------------------------
                                               Name:  Mark Rosenthal
                                               Title: Co-President and Secretary



                                  *
                    ------------------------------------------
                      Sumner M. Redstone, Individually



*By     /s/ Philippe P. Dauman
     ------------------------------
        Philippe P. Dauman
        Attorney-in-Fact
        under the Limited Power of
        Attorney previously filed

                                  EXHIBIT INDEX


Exhibit No.     Description             Page No.
----------      -----------             -------

99.1    Purchase Agreement dated November
        20, 1995 between StarSight Telecast,
        Inc. and PVI Transmission Inc.

99.2    Amendment No. Two, dated November
        20, 1995, to the Corporate Partnership
        Agreement dated September 12, 1991.

99.3    Agreement among Spelling Entertainment
        Inc., PVI Transmission Inc. and
        Sumner M. Redstone pursuant to Rule
        13d-1(f)(1)(iii).

                             Schedule II

                      THE FOLLOWING INDIVIDUALS CONSTITUTE
                   ALL OF THE EXECUTIVE OFFICERS AND DIRECTORS
                         OF SPELLING ENTERTAINMENT INC.


                                                                    PRINCIPAL OCCUPATION OR     NAME AND ADDRESS OF CORPORATION OR
NAME                    BUSINESS OR RESIDENCE ADDRESS               OR EMPLOYMENT               OTHER ORGANIZATION IN WHICH EMPLOYED
----                    -----------------------------               -----------------------     ----------------------------------

*Peter H. Bachmann      Spelling Entertainment Group Inc.           Executive Vice President,   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Office of the President of  5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite 575
                                                                    Group Inc.                  Los Angeles, CA  90036

*Thomas P. Carson       Spelling Entertainment Group Inc.           Executive Vice-President,   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Office of the President,    5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Chief Financial Officer     Suite 575
                                                                    and Treasurer of Spelling   Los Angeles, CA  90036
                                                                    Entertainment Group Inc.

Kathleen Coughlan       Spelling Entertainment Group Inc.           Senior Vice President and   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Corporate Controller of     5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite. 575
                                                                    Group Inc.                  Los Angeles, CA  90036

--------------------
*also a director




                                                                    PRINCIPAL OCCUPATION OR     NAME AND ADDRESS OF CORPORATION OR
NAME                    BUSINESS OR RESIDENCE ADDRESS               OR EMPLOYMENT               OTHER ORGANIZATION IN WHICH EMPLOYED
----                    -----------------------------               -----------------------     ----------------------------------

John Sanders            Spelling Entertainment Group Inc.           Senior Vice President,      Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Management Information      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Services of Spelling        Suite. 575
                                                                    Entertainment Group Inc.    Los Angeles, CA  90036

Ross G. Landsbaum       Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite 575
                                                                                                Los Angeles, CA  90036

Keith Nicol             Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite 575
                                                                                                Los Angeles, CA  90036

Sherel Wingard          Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite 575
                                                                                                Los Angeles, CA  90036


                                 Page 10 of 23
